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FORM 5
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/X/ CHECK BOX IF NO               U.S. SECURITIES AND EXCHANGE COMMISSION
    LONGER SUBJECT TO                       WASHINGTON, DC 20549
    SECTION 16. FORM
    4 OR FORM 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    OBLIGATIONS MAY
    CONTINUE. SEE            Filed pursuant to Section 16(a) of the Securities
    INSTRUCTION 1(b)                         Exchange Act of 1934,
/ / FORM 3 HOLDINGS                  Section 17(a) of the Public Utility
    REPORTED                 Holding Company Act of 1935 or Section 30(f) of
/ / FORM 4                              the Investment Company Act
    TRANSACTIONS                                   of 1940
    REPORTED

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
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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to
    Fecteau, III   Edward         Thomas        SI Diamond Technologies, Inc. (SIDT)          Issuer (Check all applicable)
-------------------------------------------  ----------------------------------------------       Director         10% Owner
    (Last)        (First)          (Middle)  3. IRS Identification      4. Statement for      ----              ---
    12100 Technology Blvd                       Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------     Person                        12/97           ----        title ---       below)
                   (Street)                     (Voluntary)             -------------------               below)
    Austin          Texas            78727                              5. If Amendment,               Senior Vice President
-------------------------------------------                                Date of Original       -------------------------------
    (City)         (State)           (Zip)                                 (Month/Year)
                                                                                           7. Individual or Joint/Group Reporting
                                                                        ------------------    (Check applicable line)
                                                                                               X    Form Filed by One
                                                                                              ----  Reporting Person
                                                                                              ----  Form Filed by More than
                                                                                                    One Reporting Person
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                         TABLE 1 -- NON-DERITIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-    Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action    tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date      Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr.                                   End of Issuer's     Direct         Benefi-
                                  (Month/    8)                                        Fiscal Year         (D) or         cial
                                   Day/               ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)              Amount    (A) or      Price                          (I)            ship
                                                                (D)                                        (Instr. 4)     (Instr.
                                                                                                                          4)

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*If the form is filed by more than one reporting person, see instruction 4(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 2270 (7-96)
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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)(1)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------------------------
                                                                               Date    Expira-               Amount or
                                                              ---------------  Exer-   tion       Title      Number of
                                                                (A)     (D)    cisable Date                  Shares
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Stock Option - Rt. to Buy     $4.00       11/1/96                                (2)   11/1/06 Common Stock  26,750
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Stock Option - Rt. to Buy     $4.00       7/28/97        D              8,250    (2)           Common Stock   8,250
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Stock Option - Rt. to Buy     $2.00       7/28/97        A     8,250             (2)   11/1/06 Common Stock   8,250
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Stock Option - Rt. to Buy     $4.00       1/31/96                                (3)   1/31/06 Common Stock  13,375
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Stock Option - Rt. to Buy     $4.00       7/28/97        D              4,125    (3)           Common Stock   4,125
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Stock Option - Rt. to Buy     $2.00       7/28/97        A     4,125             (3)   1/31/06 Common Stock   4,125
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Stock Option - Rt. to Buy     $3.00       11/1/96                                (4)   11/1/06 Common Stock  27,625
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Stock Option - Rt. to Buy     $3.00       7/28/97        D              9,375    (4)           Common Stock   9,375
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Stock Option - Rt. to Buy     $2.00       7/28/97        A     9,375             (4)   11/1/06 Common Stock   9,375
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Stock Option - Rt. to Buy     $1.125      7/28/97        A    20,000             (5)   7/28/07 Common Stock  20,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Stock Option - Rt. to Buy         26,750                      D
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Stock Option - Rt. to Buy            -0-
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Stock Option - Rt. to Buy          8,250                      D
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Stock Option - Rt. to Buy         13,375                      D
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Stock Option - Rt. to Buy            -0-
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Stock Option - Rt. to Buy          4,125                      D
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Stock Option - Rt. to Buy         27,625                      D
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Stock Option - Rt. to Buy            -0-
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Stock Option - Rt. to Buy          9,375                      D
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Stock Option - Rt. to Buy         20,000                      D
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EXPLANATION OF RESPONSES:

(1) Mr. Fecteau left the Company effective January 16, 1998, thereby canceling all outstanding options except for the 20,000 options granted and fully vested on 7/28/97 which will expire as of January 16, 2000.
(2) These options vest in the following proportions: .05% every 3 months for the first 9 months following the date of original grant and .25% on the first anniversary of the original grant date with .20% on the anniversary date for the next succeeding
    3 years.
(3) These options are fully vested from the date of grant.
(4) These options were granted under the Company's Amended and Restated 1992 Stock Option Plan and vest as follows: 1/4 on the seventh month following the grant date and 1/4 of the options remaining on the anniversary of the first vesting period for the next succeeding 3 years.
(5) These options are fully vested as of the grant date.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Donald T. Locke, Esq.       2/13/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Attorney-in-Fact                Date


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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                                                                                                                     SEC 2270 (7-96)
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